UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 001-31893

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, BC  V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A.S. Kemp”

Date:  August 11, 2011

By

JULIE A.S. KEMP
Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated August 11, 2011 – Aurizon reports Joanna feasibility study delayed, however drilling programs continue to confirm the continuity and extension of the Heva and Hosco Mineralization.

2.0

News Release dated August 11, 2011 – Aurizon reports Second Quarter 2011 Results.

3.0

Second Quarter 2011 Report – June 30, 2011, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Financial Statements for the interim period Ended June 30, 2011

4.0

Form 52-102F2 Certification of Interim Filings – Chief Executive Officer for the Interim Period ended June 30, 2011

5.0

Form 52-102F2 Certification of Interim Filings – Chief Financial Officer for the Interim Period ended June 30, 2011